December 31, 2015
Melissa Raminpour, Esq.
Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010
Re:	Euronav NV Form 20-F for the Year Ended December 31, 2014 Filed April 30, 2015 File No. 001-36810
Dear Ms. Raminpour:
By letter dated December 16, 2015 (the "Comment Letter"), the Staff of the Securities and Exchange Commission has provided comments to the Annual Report on Form 20-F for the year ended December 31, 2104, of Euronav N.V. ("Euronav").
We refer to the telephone conversation between the undersigned and Andrew Mew of the Staff.  In that conversation, we have requested and the Staff has agreed to extend Euronav's time to respond to the Comment Letter to January 5, 2016.
Thank you for your kind cooperation.
Very truly yours,

 Seward & Kissel LLP
By:  /s/ Gary J. Wolfe
Gary J. Wolfe
GJW/ap

cc:          Hugo De Stoop
Effie Simpson
Claire Erlanger